Mail Stop 3561

June 17, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Jon S. Bennett
Chief Financial Officer
301 Fremont Street
Las Vegas, Nevada 89101

  Re: The Majestic Star Casino, LLC
    Form 10-K for the year ended December 31, 2007
    Filed April 11, 2008
    File No. 333-06489

Dear Mr. Bennett:

  We have reviewed your response letter dated June 5, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2007</u>

<u>Management's Discussion and Analysis</u>

<u>– Executive Overview</u>

<u>– Developments in 2007 and 2008, page 28</u>

1. We note from your response to our prior comment 1 that you believe it is appropriate to record a promotional allowance for these cash coupons at the time they are redeemed because they are sent to customers at the discretion of management, are redeemable for cash within a short time period and only upon a return visit. However, based on your response it appears that the coupons should be accrued at the date at which the sales incentive is offered under paragraph 22 of EITF 01-09. Please revise to accrue these incentives at the time the offer is mailed, or alternatively, citing authoritative accounting literature, tell us why you continue to believe your accounting is appropriate. See EITF 01-09.

<u>Note 8. Other Intangible Assets, page F-16</u>

2. We note from your response to our prior comment 8 that you determined the value of the gaming license using a discounted cash flow method. In light of the fact that your operating margins over the last five years have not exceeded 13%, please explain to us why you believe it was appropriate to use the assumption that operating margins would be held constant at 21.8%.

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You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE
(702) 388-2466